

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2017

Michael T. Speetzen
Chief Financial Officer
Polaris Industries Inc.
2100 Highway 55
Medina, MN 55340

> **Re:** **Polaris Industries Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 16, 2017**
> **Form 8-K Furnished April 25, 2017**
> **File No. 001-11411**

Dear Mr. Speetzen:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Lyn Shenk

          Lyn Shenk
          Branch Chief
          Office of Transportation and Leisure